06007076

AB 3/31/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44034

SEC MAIL RECEIVED MAR 06 2006 WASH, D.C. 185 SECTION PROC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Bethel Road
(No. and Street)

Columbus (City) OH (State) 43220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Estep 614-451-5030 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co. ,Inc.
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100 (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/9/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Financial Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM G. TANKOVICH
Notary Public, State of Ohio
My Commission Expires 08-29-2010
Recorded in Franklin County

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.
a wholly owned subsidiary of
Manex Financial Management, Inc.)

Report on Audit of the Financial Statements

For the year ended December 31, 2005

CONTENTS

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Omni Financial Securities, Inc. (the Company) as of December 31, 2005 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Omni Financial Securities Inc. as of December 31, 2004 and for the year then ended were audited by BKR Longanbach Giusti, LLC, which was acquired by Schneider Downs & Co., Inc. effective September 1, 2005. BKR Longanbach Giusti, LLC expressed an unqualified opinion on those financial statements in its report dated January 21, 2005.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Financial Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.
Columbus, Ohio
January 25, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31 2005	December 31 2004
ASSETS		
Cash and Cash Equivalents	$ 11,335	$ 26,391
Prepaid CRD licenses	12	64
Accounts receivable:		
Brokers	-	1,460
Manex Financial Management, Inc.	5,371	5,371
Manex Risk Management, Inc.	700	700
Total Assets	$ 17,418	$ 33,986

LIABILITIES AND SHAREHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Accounts payable and accrued expenses	$ 2,979	$ 19,274
SHAREHOLDER'S EQUITY		
Common stock, no par value:		
Authorized - 500 shares		
Issued and outstanding - 500 shares	500	500
Additional paid-in capital	105,182	105,182
Accumulated deficit	(91,243)	(90,970)
Total Shareholder's Equity	14,439	14,712
Total Liabilities and Shareholder's Equity	$ 17,418	$ 33,986

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	December 31	
	2005	2004
REVENUES		
Commissions	$ 172,922	$ 182,250
Interest and other income	1,030	137
Total revenues	173,952	182,387
EXPENSES		
Commissions	52,192	87,004
Professional services	119,534	92,415
General and administrative	2,499	2,527
Total expenses	174,225	181,946
Net (Loss) Income	$ (273)	$ 441

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
BALANCE, January 1, 2004	$ 500	$ 105,182	$ (91,411)	$ 14,271
Net income	-	-	441	441
BALANCE, December 31, 2004	500	105,182	(90,970)	14,712
Net loss	-	-	(273)	(273)
BALANCE, December 31, 2005	$ 500	$ 105,182	$ (91,243)	$ 14,439

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (273)	$ 441
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:		
(Increase) decrease in assets:		
Prepaid CRD licenses	52	55
Accounts receivable - brokers	1,460	-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(16,295)	18,263
Net Cash (Used In) Provided By Operating Activities	(15,056)	18,759
CASH AND CASH EQUIVALENTS		
Beginning of year	26,391	7,632
End of year	$ 11,335	$ 26,391

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

Omni Financial Securities, Inc. (the Company), an Ohio corporation, is a wholly owned subsidiary of Manex Financial Management, Inc. (the Parent), formerly named Omni Financial Management, Inc. The Company was incorporated in 1991 and is engaged in the selling of mutual funds and variable annuities to the general public in the Central Ohio area.

Basis of Accounting

The Company uses the accrual basis of accounting for book and tax purposes.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry, and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2005 or 2004.

Revenues and Expenses

The Company records revenues and expenses directly related to securities transactions on a trade date basis.

Federal Income Taxes

The Company and its Parent file a consolidated federal income tax return. Income tax expense is allocated on the basis of taxable income. No amounts were allocable for the years ended December 31, 2005 and 2004.

Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

NOTE 2 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $8,228 and $6,993 as of December 31, 2005 and 2004, respectively, which was in excess of the net capital required by NASD of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 and 2004 was .36 to 1 and 2.76 to 1, respectively.

NOTE 3 - RELATED PARTIES

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management fees. Total management fees paid by the Company to the Parent for 2005 and 2004 were $113,250 and $88,800, respectively.

<u>OMNI FINANCIAL SECURITIES, INC.</u>

<u>Schedule I</u>

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total Shareholder's Equity	$	14,439
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated liabilities		14,439
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker		-
Receivable from parent		5,371
Receivable from related entity		700
Prepaid CRD licenses		12
Net capital before haircuts on securities position		8,356
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		128
Undue concentrations		-
Net capital	$	8,228

OMNI FINANCIAL SECURITIES, INC.

Schedule I (continued)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

Aggregate Indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	$ 2,979
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	-
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total aggregate indebtedness	$ 2,979
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$ 7,930
Ratio: Aggregate indebtedness to net capital	0.36 to 1

There were no differences between net capital as reported by the Company on its unaudited FOCUS report for December 31, 2005 and the amount calculated above.

OMNI FINANCIAL SECURITIES, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2005 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Omni Financial Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
January 25, 2006